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                          August 28, 2020

       Zeynep Hakimoglu
       President and Chief Executive Officer
       CLEARONE INC
       5225 Wiley Post Way, Suite 500
       Salt Lake City, Utah 84116

                                                        Re: CLEARONE INC
                                                            Registration
Statement on Form S-3
                                                            Filed August 25,
2020
                                                            File No. 333-248412

       Dear Mr. Hakimoglu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Geoff
Kruczek at (202) 551-3641 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Michael Dunn